Exhibit 99.1

Nuvini (Nasdaq: NVNI) Announces Nasdaq Notification of Non-Compliance Regarding Delayed Form 20-F Filing

New York, May 17th, 2024 (GLOBE NEWSWIRE) — Nvni Group Limited (Nasdaq: NVNI) (“Nuvini” or the “Company”), the leading serial acquirer of private SaaS B2B companies in Latin America, announced that it received a notice of non-compliance (the “Notice”) from the Nasdaq Stock Market (“Nasdaq”) stating that the Company is not in compliance with Nasdaq Listing Rule 5250(c)(1) because the Company did not timely file its annual report for the fiscal year ended December 31, 2023 on Form 20-F (the “Annual Report”) with the Securities and Exchange Commission (the “SEC”).

The Notice indicates that, consistent with Nasdaq rules for continued listing, the Company has 60 calendar days from the date of the Notice, or until July 16, 2024, to submit to Nasdaq a plan to regain compliance with the Nasdaq Listing Rules. If Nasdaq accepts the Company’s plan, Nasdaq may grant the Company an exception of up to 180 calendar days from the due date of the Annual Report to regain compliance. If Nasdaq does not accept the plan, the Company will have the opportunity to appeal the decision to a hearings panel under Nasdaq Listing Rule 5815(a).

The Notice has no immediate effect on the listing of the Company’s ordinary shares on the Nasdaq Capital Market. The Company is working diligently to file the Annual Report before the compliance plan is due on July 16, 2024, or alternatively, will submit to Nasdaq a plan to regain compliance on or before July 16, 2024, as required by the Notice.

About Nuvini

Headquartered in São Paulo, Brazil, Nuvini is the leading private serial software business acquirer in Latin America. The Nuvini Group acquires software companies within SaaS markets in Latin America. It focuses on acquiring profitable “business-to-business” SaaS companies with a consolidated business model, recurring revenue, positive cash generation and relevant growth potential. The Nuvini Group enables its acquired companies to provide mission-critical solutions to customers within its industry or sector. Its business philosophy is to invest in established companies and foster an entrepreneurial environment that would enable companies to become leaders in their respective industries. The Nuvini Group’s goal is to buy, retain and create value through long-term partnerships with the existing management of its acquired companies. To date, Nuvini Group’s portfolio of SaaS companies consists of Effecti Tecnologia Web Ltda., Leadlovers Tecnologia Ltda., Ipê Tecnologia Ltda., Dataminer Dados, Informações e Documentos Ltda., OnClick Sistemas de Informação Ltda., Simplest Software Ltda. and SmartNX Tecnologia Ltda.

For more information, visit www.nuvini.co

Forward-Looking Statements

Some of the statements contained in this press release include or may include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act of 1934, as amended, which are intended to be covered by the safe harbors created by those laws. These forward-looking statements include, but are not limited to, statements regarding the expectations, hopes, beliefs, intentions or strategies regarding the future. The forward-looking statements contained in this press release are based on current expectations and beliefs concerning future developments and their potential effects on Nuvini. There can be no assurance that future developments affecting Nuvini will be those that we have anticipated. Where a forward-looking statement expresses or implies an expectation or belief as to future events or results, such expectation or belief is expressed in good faith and believed to have a reasonable basis. All statements other than statements of historical fact may be forward-looking statements. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “forecast,” “outlook,” “aim,” “target,” “will,” “could,” “should,” “may,” “likely,” “plan,” “probably” or similar words may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements contained in this press release include, but are not limited to, statements about the ability of Nuvini to achieve projections and anticipate uncertainties relating to the business, operations and financial performance of Nuvini, including (i) expectations with respect to financial and business performance, including financial projections and business metrics and any underlying assumptions, (ii) expectations regarding market size, future acquisitions, partnerships or other relationships with third parties, (iii) expectations on Nuvini’s proprietary technology and related intellectual property rights, and (iv) future capital requirements and sources and uses of cash, including the ability to obtain additional capital in the future; enhance future operating and financial results; comply with applicable laws and regulations; stay abreast of modified or new laws and regulations applying to its business, including privacy regulation; anticipate rapid technological changes; and effectively respond to general economic and business conditions.

While forward-looking statements reflect Nuvini’s good faith beliefs, they are not guarantees of future performance. Nuvini disclaims any obligation to publicly update or revise any forward-looking statement to reflect changes in underlying assumptions or factors, new information, data or methods, future events or other changes after the date of this press release, except as required by applicable law. For a further discussion of these and other factors that could cause Nuvini’s future results, performance or transactions to differ significantly from those expressed in any forward-looking statement, please see the section “Risk Factors” of the Form F-4 most recently filed by Nuvini with the SEC. You should not place undue reliance on any forward-looking statements, which are based only on information currently available to Nuvini.

For further information or media inquiries regarding this partnership, please contact:

Nuvini Investor and Media Contact

Camilla Carrapatoso

ir@nuvini.co